Exhibit 1

[LOGO]    HAVAS

PRESS RELEASE

                                                  Suresnes, September 16th, 2004

                              2004 INTERIM RESULTS

                               RECOVERY CONFIRMED:

      o Strong growth in operating margin: 12.2% compared to 8.2% in the first half 2003, up 400 basis points

      o Dramatic rise in Earnings Per Share(1): up 75% to euro0.14 compared to euro0.08 in the first half 2003,

                    REFINANCING OF 2006 CONVERTIBLE BOND(2):

      o     Financial structure reinforced, debt ratios in line with industry


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1. Summary

Havas' results for the first half 2004 confirm the reversal of the trend and expected recovery in terms of both organic growth and profitability.

      --> The Group's profitability(3) improved by 400 basis points from the first half 2003, providing tangible proof of the success of the strategic reorganization.

      --> Net income before goodwill came to euro43 million, representing significant growth, + 73%, compared to the first half 2003. Earnings per share(1) also increased strongly, up 75%.

      --> Organic growth remained positive in the first half, at + 0.6%. Excluding companies sold or for sale, organic growth was + 1.1%.

2. Key figures

                                              -------------------------    --------------------
euro millions (except per share data)          1st Half     1st Half               Change
                                                 2004          2003                 In %
-----------------------------------------------------------------------    --------------------
Revenue                                           750          836                 -10%
-----------------------------------------------------------------------    --------------------
Organic growth                                   +0.6%       - 6.8%
-----------------------------------------------------------------------    --------------------

Operating Income                                  91           68                  +34%
-----------------------------------------------------------------------    --------------------
                                                                                 +400 basis
Operating margin                                 12.2%         8.2%                points
-----------------------------------------------------------------------    --------------------
Net income (group share) before goodwill          43            25                 +73%
-----------------------------------------------------------------------    --------------------
Diluted EPS before goodwill in euro              0.14         0.08                 +75%
-----------------------------------------------------------------------    --------------------
Net Income (group share)                          14          (58)                  Ns
-----------------------------------------------------------------------    --------------------
Diluted EPS in euro                              0.05        (0.20)                 Ns
-----------------------------------------------------------------------    --------------------
Net Debt at June 30th                             800          715                 +12%
-----------------------------------------------------------------------    --------------------

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(3) Operating income over revenue


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Comments

      I.    The restructuring plan announced in September 2003:

            - did not undermine the determination within Havas, as shown by the return to positive organic growth right from the first quarter. Growth in all regions was positive throughout the period, except in the USA, which is still suffering from the loss of business in late 2003 and early 2004. Marketing Services showed positive growth throughout the world. The UK, which had been severely affecting the Group, turned positive in the second quarter (+2.3 %).

            - generated significant growth in operating margin and net income. This result was driven by cost reductions, the disposal of non-strategic or underperforming companies, and a ten-point cut in the tax rate.

3. Refinancing of the 2006 Convertible Bond

The Board decided on the principle of a capital increase of around 400 million euros with Priority Subscription Rights. This offering will be launched within the next few days, provided authorization is given by the AMF and market conditions are appropriate.

Havas will use the cash raised to reimburse the 2006 Oceanes. In addition, this operation will enable the Group to significantly strengthen its financial structure by bringing its financial ratios into line with the sector average.

Reinforced by this new financial structure, the Group will be able to focus fully on achieving revenue growth and margin improvement.

4. New Business

As announced on 3rd August 2004, net New Business(3) came to euro765 million in the first half, up 27% at constant exchange rates, excluding Centrino (an exceptional product launch for Intel in 2003).

Since the beginning of the second half 2004, new accounts have been won in the USA including the global business for Schering-Plough's Claritin (anti-allergic drug) and Novartis's Nicotinell (nicotine substitute), Rare Hospitality (a restaurant franchise), Delta Faucet, and Phantom Gaming (on-line games service). Also in the USA, MPG won Goodyear (tires).

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(1) Diluted, before goodwill amortization

(2) This announcement is not an offer of securities in the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended. Havas does not intend to register any portion of the planned offer in the United States or to conduct a public offering of securities in the United States.


Stabilisation/FSA


(3) Net new business is a reflection of the estimated annual advertising budget of accounts won less the estimated annual advertising of accounts lost


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Commenting on these results, Havas Chairman and CEO Alain de Pouzilhac stated:
"This very strong improvement in Havas' results has demonstrated that we have been able to achieve both the restructuring plan and the strategic reorganization, announced a year ago, within the time frame that we had set ourselves. It also shows, in drawing closer to the figures of certain of our competitors, that Havas is on the right track in terms of both operating and financial performance. It is from this solid basis that the Board approved the principle of a capital increase of around 400 million euros, to provide us with the financial structure necessary for renewed growth. This operation will complete the swift and lasting turnaround for Havas, achieved in the first half. For this I would like to congratulate the Havas teams, who have all contributed with talent and energy."


About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 88 countries through its networks of agencies located in 45 countries and contractual affiliations with agencies in 43 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 15,000 people.

Further information about Havas is available on the company's website: www.havas.com

                                 *      *      *

Contacts:

Communication:                      Peggy Nahmany
                                    Tel: +33 (0)1 58 47 90 73
                                    peggy.nahmany@havas.com
Relations Investisseurs:
                                    Virginia Jeanson
                                    Tel: +33 (0)1 58 47 91 34
                                    virginia.jeanson@havas.com

                                    Catherine Francois
                                    Tel: +33 (0)1 58 47 91 35
                                    catherine.francois@havas.com


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Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.




2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 80 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 122 087 611,20 euros - 335 480 265 RCS Nanterre - APE 744 B


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